INVEST IN **PHENOMENA**

Phenomena is an app store for the future of education!


PHEN MENA
home
experiences
for teachers
contact
Phenomena is a new destination for experiential learning.
seeing and doing.
Try Out the Experiences

phenomena.app Seattle WA

Software | Education | Marketplace | B2C | Edtech

LEAD INVESTOR

Alex Starr Accenture, Angel Investor, Writer | Cornell, Oxford, Johns Hopkins

Phenomena solves an age-old problem in education/EdTech at scale and is uniquely poised to be the leader in digital experiential learning and join the ranks of companies like Duolingo. Beyond this, the investment thesis for Phenomena writes itself e.g. stellar founder, team and advisors; demonstrated product market fit with a working product, user-centered product development philosophy and roadmap - Jared and team are (to borrow the mantra of YC) making something people want; rapid progress and key milestones already achieved in just ~7 months with much more on the horizon; solid growth and financial metrics and trajectory; massive TAM + positive social impact.

Invested $15,000 this round

Highlights

1. Founded by an MIT Media Lab grad, former math and physics teacher, and serial entrepreneur
2. Phenomena is the first marketplace devoted solely to digital learning experiences
3. We're advancing the state of education for today's digitally native students
4. The Phenomena Creator Tool will allow anyone to easily build and publish engaging educational apps
5. The Phenomena marketplace is like an educational "candy store" for students, paid for by parents
6. The consumer edtech market is valued at $268B and is growing at 16.3% year over year
7. We're excited for you to join our mission to reimagine education and make learning engaging for all

Our Founder



Jared Schiffman Founder & CEO

MIT Computer Science + MIT Media Lab Graduate, Former 'High Tech High' Math & Physics Teacher, Founder of Perch Interactive, Potion Design and Popplet, National



Jared Schiffman Founder & CEO

MIT Computer Science + MIT Media Lab Graduate, Former 'High Tech High' Math & Physics Teacher, Founder of Perch Interactive, Potion Design and Popplet, National Design Award finalist for Interaction Design

> We're building Phenomena to advance the state of education and to make learning engaging for all students.

At Phenomena, we believe that the best way to learn is by SEEING and DOING.


Slope is calculated by diving the change in X by the change in Y.
This is sometimes called "rise over run."
y = mx+b
y = -1.5x+2
CHECK

Linear Graphing (Live Now)


Scoring in basketball is a real problem of projectile motion. Adjust the ball's initial horizontal and vertical velocities to get the basketball to pass through the hoop.

Projectile Motion (Live Now)


Hover back and forth over the line to see the derivative.
dy/dx = 30/100
CLEAR
TEMPLATE

Derivatives (Live Now)

Here are a few of the dynamic interactive experiences that are live on our site today. The Phenomena Creator Tool will make it easy to build experiences like these and publish them in the Phenomena app store.



Our investor deck below explains how we're building a highly scalable business around our creator-driven marketplace of digital learning experiences.

PHENOMENA

Problem

Existing digital learning resources are poor quality and low impact translations of their paper predecessors.

The status quo is failing today's digitally native learners.

Solution

The future of digital learning is...

~~Textual~~ Media	→	**Experiential** Media
Produced by ~~Corporations~~	→	Produced by **Creators**
Purchased by ~~Institutions~~	→	Purchased by **Consumers**

Phenomena will be the app store for the next wave of digital learning.

Vision

Phenomena is a marketplace for experiential learning — populated by an active community of students, parents, educators and creators — powered by an intuitive, browser-based authoring tool.



Students
(and Parents)

Educators

Creators

Phenomena will be the first edtech platform for digital natives by digital natives.

Addressable Market

In 2020, the total worldwide digital learning market was:

$268B **↑16.3%**

Global edTech Market — YoY growth

And is expected to reach $404B by 2025.

Interestingly, the DTC market is larger than the B2B market.

DTC (54%)	B2B (46%)

Source HolonIQ. See their in-depth market analysis here.

Target Market

Parents are our paying customers.

We see three types of parents paying for Phenomena:

1. STEM-focused Parents

These are parents who buy Kiwi Crates and Lego MindStorms for their kids and actively support their STEM learning.

2. Parents of Struggling Students

These are parents of students who struggle, oftentimes due to dyslexia, ADHD and other learning issues.

3. Homeschooling Parents

There are more homeschoolers than ever due to COVID. They are known to be active early edtech adopters.

Business Model

Phenomena functions like an app store.

Creators create and price their own experiences.



Parents purchase credits (coins) which students use to buy experiences.


$10 =

Phenomena and creators split proceeds from sales.



Phenomena is like an educational "candy store" for students, funded by parents.

students, funded by parents.

Projections

Phenomena's growth will be driven by mass adoption of our freemium product.


$600K
$3M
$12M
$30M
$60M

	Y1	Y2	Y3	Y4	Y5
FREE	100,000	500,000	2,000,000	5,000,000	10,000,000
PAID	5,000	25,000	100,000	250,000	500,000

Forward-looking projections can't be guaranteed.

Comparables

As a consumer-facing edtech marketplace, Phenomena has the potential to join this list.

BYJU's ($18B Valuation)

Duolingo ($6.5B Valuation)

Outschool ($3B Valuation)

Udemy ($3.7B Valuation)

Nearpod ($640M Exit)

Tophat ($500M Valuation)

See our Investor FAQ for a table comparing and contrasting Phenomena to each of these companies and several others.

Geogebra ($100M Exit)

Forward-looking projections can't be guaranteed.


In five years, Phenomena will be the definitive digital destination for experiential learning.

Forward-looking projections cannot be guaranteed.


Team
Founder: Jared Schiffman
MIT Computer Science + Media Lab Graduate
Former 'High Tech High' Math & Physics Teacher
Founder of Perch Interactive, Potion Design and Popplet
National Design Award finalist for Interaction Design
Advisors:
Kristen DiCerbo, PhD
Chief Learning Officer
Khan Academy
Nick Grandy
Cofounder
Outschool
Jonah Peretti
Founder & CEO
Buzzfeed
Larry Rosenstock
Founding CEO
High Tech High



Christian Marc Schmidt
Founding CEO
Schema Design



Patricia Ward, PhD
Director of Exhibits
Museum of Science & Industry

Progress

In the past seven months, we have:

- **Built out the core platform,** including the authoring tool and backend
- **Seeded the marketplace** with an initial set of STEM experiences
- **Validated interest in the platform** with teachers, students and creators

In the next 6 months, we will release the authoring tool publicly and launch the Phenomena marketplace.

Traction

Since our launch in September, we have:

- Seen 20% month/month growth
- Tracked 1,200 monthly uniques
- Formed an over-subscribed Teacher Advisory Board

askwonderexplore This makes the math so much clearer for students ❤️ where are you all located?

wilmingtonboy112 Amazing! This really stretches out meaning and idea behind the integrals where students can actually explore and place action to the definitions and calculus concepts!! 👍🏾👍🏾 Love this! ❤️🔥❤️

engineerdoeseducation About to start teaching this and it would be an amazing visual!

eon_spacey Wish I had this in high school chemistry. This world is so amazing today. 😈

Investment

Pre-Seed Round

$750,000 Capital Raise

Standard SAFE Note

$6M Post-Money Cap / 20% Discount

18 Month Runway

This round of funding round will enable us to:

Build out our development and marketing team

Take the authoring tool and marketplace live

Grow our core audience and creator community

Optimize over time for Product Market Fit

Secure our next round of funding

THANK YOU

[redacted]